SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                   -----------

                           NOTIFICATION OF LATE FILING

                                                                0-23204
                                                        ------------------------
                                                        (Commission File Number)

|X|   Form 10-K and Form 10-KSB                             |_|   Form 11-K
|_|   Form 20-F         |_|   Form 10-Q and Form 10-QSB     |_|   Form N-SAR

For period ended: December 25, 1999

|_|   Transition Report on Form 10-K and Form 10-KSB

|_|   Transition Report on Form 20-F

|_|   Transition Report on Form 11-K

|_|   Transition Report on Form 10-Q and Form 10-QSB

|_|   Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the item(s) to which the notification relates:      Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                  Boss Holdings, Inc.

Former name (if applicable):              Vista 2000, Inc.

Address of principal executive offices:   221 West First Street, Kewanee,
                                          Illinois  61443

                                     PART II
                             RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
|X|
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

The annual report of Boss Holdings, Inc. (the "Company") on Form 10-K could not be filed within the prescribed time period because the Company's audited financial statements were not completed and could not be completed within the prescribed time period without unreasonable effort or expense. Without complete financial statements, the narrative portions of the report could not be completed. As a result, the Company could not solicit and obtain the necessary review of the Form 10-K and signature thereto by a majority of its board of directors in a timely fashion prior to the due date of the report. The Company anticipates that its report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      J. Bruce Lancaster            Chief Financial Officer       (309) 852-2131
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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                |X|   Yes         |_|   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                |X|   Yes         |_|   No

      Consistent with its results of operations reported during the first three quarters of the current year, the Company anticipates that results from operations as of the fiscal year end will be a loss compared with a profit last year. This results primarily from continuing decreased revenues and increased selling, general and administrative expenses. Because fiscal year-end adjustments and other audit provisions have not been finalized, at this time the Company is unable to estimate with reasonable accuracy the 1999 results of operation. The Company anticipates its report on Form 10-K will be filed within the time prescribed in Part III above.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOSS HOLDINGS, INC.


By: /s/ J. Bruce Lancaster
    -------------------------------------------
    J. Bruce Lancaster, Chief Financial Officer

Date: March 22, 2000